UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 19, 2023

PHP Ventures Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-40696	86-3368971
(Commission File Number)	(IRS Employer Identification No.)

CT 10-06, Level 10

Corporate Tower Subang Square

Jalan SS15/4G

Subang Jaya

47500 Selangor, Malaysia

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code +60 3 5888 8485

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock, one-half of one redeemable warrant, and one right to acquire one-tenth of one share of Class A common stock	PPHPU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.0001 par value per share	PPHP	The Nasdaq Stock Market LLC
Rights, exchangeable into one-tenth of one share of Class A common stock	PPHPR	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	PPHPW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously disclosed, on April 17, 2023, PHP Ventures Acquisition Corp., a Delaware corporation (the “Company”), received written notice (the “MVLS Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) stating that the Company’s market value of listed securities (“MVLS”) for the last 30 consecutive business days (from March 6, 2023 to April 14, 2023), was below the required minimum of $35 million for continued listing on Nasdaq under Nasdaq Listing Rule 5550(b)(2) (the “MVLS Rule”). In accordance with the MVLS Notice, the Company had one hundred eighty (180) calendar days (or until October 16, 2023) to regain compliance. The MVLS Notice stated that Nasdaq will close the matter and provide written confirmation that the Company has achieved compliance with the MVLS Rule if at any time before October 16, 2023, the Company’s MVLS closes at $35 million or more for a minimum of ten (10) consecutive business days. The Company’s business operations were not affected by the receipt of the MVLS Notice and the Company fully intended to regain compliance with Nasdaq listing rules. The Company monitored its Nasdaq listing and evaluated its available options to regain compliance with the MVLS Rule.

As previously disclosed, on August 24, 2023, the Company received an additional written notice (the “Public Holder Notice”) from Nasdaq indicating that the Company was not in compliance with Listing Rule 5550(a)(3) (the “Minimum Public Holders Rule”), which requires the Company to have at least 300 public holders for continued listing on Nasdaq. The Public Holder Notice states that the Company had forty-five (45) calendar days (or until October 9, 2023), to regain compliance or otherwise submit a plan to regain compliance with the Minimum Public Holders Rule. The Company’s business operations were not affected by the receipt of the Public Holder Notice and the Company fully intended to regain compliance with Nasdaq listing rules. The Company monitored its Nasdaq listing and evaluated its available options to regain compliance with the Minimum Public Holder Rule.

On October 9, 2023, the Company submitted its plan to regain compliance with Nasdaq by closing the Business Combination (as defined below). Pursuant to the Business Combination Agreement dated as of December 8, 2022 (“Business Combination Agreement”) by and among PHP, Modulex Modular Buildings Plc, a company incorporated in England and Wales (“Modulex”) and Modulex Merger Sub, an exempted company formed in the Cayman Islands and wholly-owned subsidiary of Modulex (“Merger Sub”), PHP will merge with and into Merger Sub, with Merger Sub surviving the merger, structured as a target-on-top merger (the “Business Combination”). As a result of the Business Combination, and upon consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement (the “Transactions”), PHP will become a wholly-owned subsidiary of Modulex, with the securityholders of PHP becoming securityholders of Modulex on a post-Transactions basis (the “Combined Company”), and Merger Sub will change its name to “Modulex Cayman Limited”.

However, on October 19, 2023, the Company received written notice (the “Delisting Letter”) from Nasdaq that the Company has not regained compliance with the MVLS Rule or the Minimum Public Holders Rule. Accordingly, unless the Company requests an appeal of the determination in the Delisting Letter, the Company’s securities will be delisted from The Nasdaq Capital Market, trading of the Company’s common stock will be suspended at the opening of business on October 30, 2023, and a Form 25-NSE will be filed with the Securities and Exchange Commission to remove the Company’s securities from listing and registration on Nasdaq.

The Company fully intends to appeal such determination by requesting a hearing to Nasdaq’s hearings panel, pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series to stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Delisting Letter

104	Cover Page Interactive Data File (Embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PHP VENTURES ACQUISITION CORP.
Date: October 25, 2023
	By:	/s/ Marcus Choo Yeow Ngoh
	Name:	Marcus Choo Yeow Ngoh
	Title:	Chief Executive Officer (Principal Executive Officer)